UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 27, 2022

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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This report includes the slides for the presentation to investors in connection with 2022 Strategy Update.

 Credit Suisse 2022 Strategy Update  October 27, 2022

 Credit Suisse 2022 Strategy Update  Agenda  4  Time (GMT)  Theme  Presenter  Duration  09:30 am  Welcome and agenda  Kinner Lakhani, Head of Group Strategy and Investor Relations  5’  09:35 am  Chairman’s Perspectives  Axel P. Lehmann, Chairman of the Board of Directors  10’  09:45 am  Strategic Perspectives  Ulrich Körner, Chief Executive Officer  30’  10:15 am  Financial Perspectives  Dixit Joshi, Chief Financial Officer  30’  10:45 am  Q&A  60’  11:45 am   Close

 Credit Suisse 2022 Strategy Update  Strategic Perspectives  Ulrich Körner Chief Executive Officer  October 27, 2022

Creating a new Credit Suisse

A new Credit Suisse

Build on a respected franchise and a blue-chip client base

A simpler, more focused and more stable bank centered around Wealth Management and our Swiss home market supported by strong capabilities in Asset Management and Markets

Led by a new team with very relevant experience and clear accountability

Decisive actions

Reallocate capital to Wealth Management and Swiss Bank businesses – more stable revenues, less capital intensive

Radically restructure the Investment Bank

- Highly connected Markets business with industry-leading Investor Products franchise
- Carve out CS First Boston as an independent Capital Markets and Advisory bank
- Capital release from exits and significant exposure reduction for Securitized Products

Accelerate cost reduction

Strengthen our capital ratio through divestments, exits and capital actions, whilst creating more value from existing assets

Metrics and targets, 2025[1]

~2/ 3rd capital in WM, SB and AM[2]

~40% lower RWA / LE in IB[3]

2.5 bn lower cost

1.2 bn by 2023

>13.5% CET1 ratio

Benefitting all stakeholders

For our clients, a bank built around their needs

For our shareholders, sustainable returns and value creation

For our employees, a global platform and a unified culture for entrepreneurial talent

For our regulators and other stakeholders, a reliable and trustworthy partner

1 In CHF unless otherwise stated, please refer to later pages for detailed definition 2 Excluding Corporate Center 3 Compared to 3Q22, from wind-down of the Non-Core Unit and capital release from Securitized Products

6

CREDIT SUISSE

 Addressing our key challenges  7  Volatile and sub-par Group and Investment Bank returns  Insufficient capital discipline with underperforming/non-strategic/marginal businesses  Inflexible, high-cost operating model  Recurrence of litigation and reputational issues  Broad business portfolio, partially fragmented

 Taking decisive action to re-focus Credit Suisse  8  Engaging with our Stakeholders  Delivering on strategic priorities  Restructure the Investment Bank  Accelerate cost transformation  Restore trust   Provide compelling proposition to clients and employees  Strong risk management   Stable earnings  Leading positions  Connected businesses  Create sustainable value   Strengthen and reallocate capital

 New Credit Suisse is focused on connected, leading franchises   New Credit Suisse  CS First Boston   Capital Release Unit  Securitized Products  Other divestments  Non-Core Unit  Top 2 global wealth manager outside the US1  Leading universal bank in Switzerland  Differentiated and aligned capabilities in Asset Management and Markets  Independent Capital Markets and Advisory bank, headquartered in New York  9  1 Market share based on markets (client domiciles, onshore / offshore) and client segments Credit Suisse is active in; based on McKinsey Wealth Pools, 2021  Other Divestments

Our leading franchises

	Wealth Management	Swiss Bank	Asset Management
Attractive markets	Growing above GDP Low capital intensity High barriers to entry	Very resilient economy Very low leverage vs. other economies	Growing above GDP Low capital intensity
Leading positions	#2 Wealth Manager outside the US (UHNW, HNW)[1] Top 3 in Europe, Asia, Middle East[2]	#1 in Investment Banking for years[4] Top 2 in Corporate Banking[5] #1 in Institutional Clients[6] #1 in Digital only retail[7]	#2 in Switzerland[8] Multi-specialist asset manager with strengths in specialist products / capabilities
Strong track record	**14% avg. RoRC[†, 3]**	**12% avg. RoRC[†, 3]**	**43% avg. RoRC[†, 3]**
Markets capabilities	Cross-asset Investor Products and tailored Equities, FX and Rates capabilities		

Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures, including reconciliations. 1 Market share based on markets (client domiciles, onshore / offshore) and client segments Credit Suisse is active in; based on McKinsey Wealth Pools, 2021 2 Euromoney Global PB and WM Survey 2021, category: Best PB Services Overall 3 Avg. of 2018-3Q22 adjusted return on regulatory capital 4 Dealogic #1 for last 14 years except 2015 where CS IB was #2, as of June 2021 5 McKinsey and BCG 2021 6 BCG 2021 7 By account balance 8 By Assets under Management

10

CREDIT SUISSE

 Investment Bank: ~40% reduction in IB RWA and LE  in USD bn; illustrative  28%  Markets  Connected market access & solutions  3Q22RWA  CS First Boston  Independent Capital Markets &Advisory bank  22  Securitized Products  Market-leading, but unconnected to remaining business  Non-Core Unit  Non-strategic/low return businesses and markets  100%  90  21  22  25  24%  23%  25%  Carve out  Align & streamline  Wind down  11  Reduce exposure  Note: Historical information presented according to the new divisional structure is a preliminary estimate based on management accounts and subject to change  Leverage exposure   109  75   85  116  385

Markets: Leading provider of market access and solutions

Rationale

- Provider of leading cross-asset Investor Products, Equities, FX and Rates access for our Wealth Management, Swiss Bank clients and select institutional clients
- Ability to deliver tailored services to our clients
- ~50% of net revenue tied to Wealth Management/Swiss Bank clients
- Service provider to CS First Boston

Key strategic actions

- Materially reduce risk and re-focus
- Integrate value chain for Wealth Management/Swiss Bank clients
- Focused coverage of institutional clients with specific product capabilities
- Cash Equities: simplify and streamline platforms and footprint, focused research
- Grow service to third party wealth managers

Objectives and financial metrics

- Enable platform growth, scalability and innovation
- Best in class Investor Products for Wealth Management (own and third party)
- Create flexible and lower cost base

RWA		Net revenue level[2]
USD 22 bn[1]	→	USD ~3 bn

Note: Historical information presented according to the new divisional structure is a preliminary estimate based on management accounts and subject to change
1 As of 3Q22 2 Expectation under normalized market conditions with USD 22 bn of RWA

12

CREDIT SUISSE

 CS First Boston: Independent Capital Markets and Advisory bank   13  Objectives and financial metrics   Premium standing with clients and talent   Sustainably creating economic value through the cycle   Creates strategic optionality for the Group   Rooted in strong positions in North America, largest and most attractive capital market   Independent proposition and partnership model to be competitive in attracting and retaining the best talent and shaping a strong culture  More global and broader than boutiques, more focused than bulge bracket players  Well-established First Boston heritage in Capital Markets and Advisory, leader in Financial Sponsors and Leveraged Finance for 20 years  Key strategic actions   Carve out business from Investment Bank, transform into partnership model, create independent platform   Attract external capital for Leveraged Finance  Firm open to third party capital from anchor investors   Capital-light and focused offering outside North America to support global clients   Preferred long-term partnership with new Credit Suisse  Rationale   Net revenue level2  USD >2.5 bn  RWA  USD >20 bn1  Note: Historical information presented according to the new divisional structure is a preliminary estimate based on management accounts and subject to change  1 As of 3Q22 2 Expectation under normalized market conditions with USD >20 bn of RWA

 Capital Release Unit  14  3Q22, in USD bn  Rationale  Non-Core Unit (wind-down)  History of poor / volatile returns   Marginal connection to core businesses  Will unlock cost savings  Market leading franchise, but capital / funding intensive   Marginal connection to core businesses and to CS First Boston   Value opportunity through partnership  Right-sized exposure  Securitized Products (reduce exposure)  Note: Historical information presented according to the new divisional structure is a preliminary estimate based on management accounts and subject to change  LE  132 (includes assets not from IB)   Key elements/ businesses  Non-WM related lending in Emerging Markets  Reduce European IB lending and capital markets footprint  Residual Prime  Presence in selected countries  Securitized Products   85  RWA  35 (includes assets not from IB)   22

 Allocate more capital to our higher return businesses  1 Based on current structure pre-GTS and pre-AFG pay-away 2 Including Basel III reforms 3 Includes Fixed income sales and trading, Equity sales and trading, Capital markets revenues and Advisory and other fees 4 Includes Wealth Management, Swiss Bank and Asset Management revenues on an adjusted basis 5 Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of October 27, 2022. Actual results may differ.  15  RWA Mix (excl. CC)  Revenue Mix (excl. CC and CRU)  Investment Bank  Wealth Management, Swiss Bank and Asset Management  New Credit Suisse  Capital Release Unit  2025  3Q221  13%  Markets  CS First Boston  9%  Investment Bank3  Wealth Management, Swiss Bank and Asset Management4  2018-3Q22  2025  Estimate2,5  Estimate5  14%  CS First Boston  New Credit Suisse  Markets

Targeting Group CET1 ratio of >13.5% pre-B3R in 2025

Illustrative CET1 ratio development
In %



12.6%
~1.4%
~14.0%
Target
>13.5%
Minimum requirement of 10.2%[3]
3Q22
Capital raises
Illustrative CET1 ratio post capital raises
Securitized Products exposure reduction and other divestments
Core capital generation
CRU capital usage[1]
Restructuring
Other capital uses[2]
2025 pre-B3R

Note: Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of October 27, 2022. Actual results may differ 1 Including Securitized products profitability and Non-Core Unit 2 Includes dividend accrual and contingencies 3 As of 3Q22 inclusive of the lower Pillar 1 requirement due to the lower Swiss Market Share related capital surcharge (effective since June 30, 2022) and the lower leverage exposure related capital surcharge (effective from September 30, 2022), as well as Supply Chain Finance Fund related Pillar 2 capital add-on and Swiss CCyB introduced in Sep 2022

16

CREDIT SUISSE

 Reducing cost by 15%  1 Adjusted operating expenses at constant 2022 FX rates and on constant perimeter, before impact of Securitized Products transaction and other divestments  17  Selected cost levers  Non-core rundown and business descoping – less work in non-core or unprofitable business  Organizational simplification – with fewer people  Workforce management – at lower cost  Third-party cost management – buying less for less  Group cost base in CHF bn1  ~(2.5) bn   ~(1.2) bn   Excluding impact of SP transaction and other divestments

Summary – Financial targets to unlock value

	2025 Financial Targets
Restructure the Investment Bank	Core Return on Tangible Equity‡ >8% Group Return on Tangible Equity‡ ~6%
Strengthen and reallocate capital	CET1 ratio >13.5% pre-B3R
Accelerate cost transformation	Cost base[1] CHF ~14.5 bn
	Nominal dividend 2022-2024; meaningful distribution from 2025 onwards

1 Adjusted operating expenses at constant 2022 FX rates and on constant perimeter, before impact of Securitized Products transaction and other divestments

18 CREDIT SUISSE

 Execution roadmap   19  2025 onwards onwards   Stabilize and re-shape portfolio, secure capital   Deliver sustainable returns and grow core business   2023-24  Stabilize and re-shape portfolio, secure capital   Transform into new Credit Suisse and CS First Boston and improve cost efficiency  Immediate  Stabilize and re-shape portfolio, secure capital   Re-shape portfolio, strengthen capital, execute cost reduction

 What is different this time  20  Radically restructuring the Investment Bank  Clear near-term accountability for each milestone of our targets  New Executive Board with significant relevant experience, strong track record of execution   Strongly capitalized to deliver on our targets  Resolving legacy issues head-on

 What the new Credit Suisse means for our stakeholders  21  Clients  Investors  Employees  Regulators  We are focused on…   Building a stronger bank around the needs of our clients  Restoring a reputation as a sustainable, responsible and stable bank  Simplifying business model for growth and profitability  Ensuring clarity of strategy and proposition  Creating an aligned and positive culture  Streamlining the structure to foster entrepreneurship and client service  Being a transparent, reliable and trustworthy partner

 Appendix

 Notes  42  General notes  Throughout this presentation rounding differences may occur  Results excluding certain items included in our reported results are non-GAAP financial measures  Our cost base target is measured using adjusted operating expenses at constant 2022 FX rates and on constant perimeter, before impact of Securitized Products transaction and other divestments  Unless otherwise noted, all CET1 capital, CET1 ratio, CET1 leverage ratio, Tier 1 leverage ratio, risk-weighted assets and leverage exposure figures shown in these presentations are as of the end of the respective period  Specific notes  † Regulatory capital is calculated as the average of 13.5% of RWA and 4.25% of leverage exposure and return on regulatory capital, a non-GAAP financial measure, is calculated using income/(loss) after tax and assumes a tax rate of 25% from 2020 onward. For the Investment Bank, return on regulatory capital is based on US dollar denominated numbers. Return on regulatory capital excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology. Adjusted return on regulatory capital excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology.  ‡ Return on tangible equity, a non-GAAP financial measure, is calculated as annualized net income attributable to shareholders divided by average tangible shareholders’ equity. Tangible shareholders’ equity, a non-GAAP financial measure, is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet.  Abbreviations  AFG = Asia Pacific Financing Group; APAC = Asia Pacific; avg = average; B3R = Basel III Reform; BCBS = Basel Committee on Banking Supervision; BIS = Bank for International Settlements; bn = billion; bps = basis points; CCyB = Countercyclical buffer; CET1 = Common Equity Tier 1; CHF = Swiss Franc; CRU = Capital Release Unit; CS = Credit Suisse; CtB = Change the Bank; CVA = Credit Valuation Adjustment; EEA = European Economic Area; EM = Emerging Markets; EU = European Union; FINMA = Swiss Financial Market Supervisory Authority FINMA; FinSA = Swiss Federal Act on Financial Services; FRTB = Fundamental review of the trading book; FTE = Full-time equivalent; FX = Foreign Exchange; GAAP = Generally Accepted Accounting Principles; GDP = Gross Domestic Product; GTS = Global Trading Solutions; IB = Investment Bank; IRB = Internal ratings-based; k = thousand; LE = Leverage exposure; mn = million; NCU = Non-Core Unit; OpRisk = Operational Risk; PCL = Provision for credit losses; RoRC = Return on Regulatory Capital; RoTE = Return on tangible equity; RWA = Risk-weighted assets; SP = Securitized Products; vs. = versus; UK = United Kingdom; USD = United States Dollar; WM = Wealth Management

 Dixit Joshi Chief Financial Officer  October 27, 2022  Credit Suisse 2022 Strategy Update  Financial Perspectives

Our strategic priorities

Priority	2025 Targets
Restructure the Investment Bank	Investment Bank capital reduction[1] of ~40% from wind-down of the Non-Core Unit and capital release from Securitized Products Ambition to attract external capital in CS First Boston
Strengthen and reallocate capital	CET1 ratio of >13.5% pre-B3R CET1 ratio expected to remain at least 13.0% through transformation[2]
Accelerate cost transformation	Reduce Group cost base[3] by CHF ~2.5 bn to CHF ~14.5 bn

1 Based on RWAs excluding Basel III reforms 2 From 2023 through 2025 3 Adjusted operating expenses at constant 2022 FX rates and on constant perimeter, before impact of Securitized Products transaction and other divestments

23

CREDIT SUISSE

A simplified new Credit Suisse

Credit Suisse divisional structure
Illustrative 3Q22, in CHF bn (unless otherwise stated)

From January 1, 2023

Core

	Wealth Management	Swiss Bank	Asset Management	Investment Bank[1] in USD bn	Corporate Center
RWA	52	72	9	43	42
LE	168	241	3	184	32

Capital Release Unit

	Securitized Products[2] in USD bn	Non-Core Unit[3] in USD bn
RWA	22	35
LE	85	132
	Value creation	Wind-down

Risk reduction

Simplification of organizational structure

- Dissolving both Global Trading Solutions and Asia Financing Group joint-ventures
- Swiss Investment Banking & Capital Markets from Investment Bank to Swiss Bank
- Sale of full Allfunds stake

Note: Historical information presented according to the new divisional structure is a preliminary estimate based on management accounts and subject to change
1 Markets and CS First Boston 2 Before transaction 3 Includes Asset Resolution Unit

24
CREDIT SUISSE

Investment Bank
Capital
Cost

We are making clear strategic choices in our Investment Bank

Investment Bank

Align & streamline

Markets
- Cross Asset Investor Products
- Equities
- Focused FX

High connectivity with Wealth Management, Swiss Bank and CS First Boston

Carve out

CS First Boston
- Capital Markets
- Advisory
- Financing

Independent Capital Markets & Advisory bank

Capital Release Unit

Exposure reduction

Securitized Products
- Asset Securitization
- Mortgage Servicing

Market leading but low connectivity and high capital usage

Wind down

Non-Core Unit
- Prime Residual
- EM Trading[1] & Financing[2]

Non-strategic, low returns and higher risk

Investment Bank RWA
in USD bn; illustrative


~(30)%
USD
~(25) bn
~(50)%
USD
~(45) bn
107
90
65
SP
22
43
43
IB
IB
IB ex-NCU
IB
ex-NCU and
SP

Investment Bank Leverage Exposure
in USD bn; illustrative


~(30)%
USD
~(120) bn
~(50)%
USD
~(200) bn
508
385
269
SP
85
184
184
IB
IB
IB ex-NCU
IB
ex-NCU and
SP
2020
3Q22

Note: Historical information presented according to the new divisional structure is a preliminary estimate based on management accounts and subject to change
1 Ex-China, India and Brazil 2 Ex-Wealth Management related businesses

25
CREDIT SUISSE

Investment Bank
Capital
Cost

Transform Credit Suisse into a capital-light model

Investment Bank RWA expected at <1/5th of Group by 2025 vs. 1/3rd at 3Q22


3Q22 RWA[1]
Corporate Center[2]
18%
Investment Bank
32%
Wealth Management, Swiss Bank and Asset Management
50%
2025E RWA[2]
12%
Capital Release Unit[3]
15%
Corporate Center
7%
CS First Boston
11%
Markets
55%
New Credit Suisse 66%

- Target Investment Bank capital reduction[4] of ~40% from wind-down of the Non-Core Unit and capital release from Securitized Products
- Ambition to attract external capital in CS First Boston

Note: Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of October 27, 2022. Actual results may differ 1 Based on current structure pre-GTS and AFG pay-away 2 Including Basel III reforms 3 Including Asset Resolution Unit and Securitized Products 4 Based on RWAs excluding Basel III reforms

26

CREDIT SUISSE

Investment Bank
Capital
Cost

Drive a more stable business mix

Revenue mix[1]
Based on adjusted net revenues, in %


Investment Bank
Investment Banking & Capital Markets
Sales & Trading
Wealth Management, Swiss Bank and Asset Management
Transaction & other
Net interest & recurring income
17%
26%
13%
44%
~(13) pp.
~+13 pp.
<15%
>15%
~15%
~55%
CS First Boston
Markets
Transaction & other
Net interest & recurring income
New Credit Suisse
2018-3Q22
2025E

Note: Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of October 27, 2022. Actual results may differ 1 Excluding Corporate Center and Capital Release Unit

27
CREDIT SUISSE

Investment Bank
Capital
Cost

Decisive actions to strengthen capital

Capital raises with gross proceeds of CHF ~4 bn


12.6%
~1.4%
~14.0%
3Q22 CET1 ratio
Capital raises
Pro forma CET1 ratio[1]

Further significant capital release

- Capital release from Securitized Products
- Divestments ~50 bps of CET1 ratio
- Non-Core Unit RWA reduction of USD ~18 bn equivalent to USD ~2.5 bn[2] capital release by end 2025

Note: Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of October 27, 2022. Actual results may differ 1 Assuming immediate benefit 2 Aspiration based on 13.5% of RWA

28

CREDIT SUISSE

Investment Bank
Capital
Cost

Overview of proposed capital raises

Proposed capital raises

Structure	▪ Non preemptive placement ("NPP") with selected investors and firm underwritten rights issue[1]
Size of capital raises (gross proceeds)	▪ CHF ~4.0 bn[2]
o/w non preemptive placement	▪ CHF ~1.85 bn
o/w rights issue	▪ CHF ~2.15 bn[3]

Indicative timeline for proposed capital raises

2022

Date	Event
Thursday October 27	3Q22 results / Strategy Update / announcement of capital raises
Monday October 31	Announcement of terms for NPP and of expected terms of rights issue
Tuesday November 1	EGM invitation
Wednesday November 23	Extraordinary General Meeting
Thursday November 24	Announcement of final terms of rights issue
Friday November 25	Settlement of NPP & first trading day of NPP shares / publication of prospectus
Monday November 28	Start rights trading and exercise period
Tuesday December 6	End of rights trading period
Thursday December 8	End of rights exercise period (noon CET)
Friday December 9	Settlement of rights issue & first trading day of new shares

1 Subject to customary conditions, including approval by EGM 2 Subject to EGM approval 3 Up to CHF ~ 4.0 bn if the non preemptive placement is not approved by the EGM and/or implemented

29
CREDIT SUISSE

 Overview of proposed Securitized Products transaction  30  Note: Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of October 27, 2022. Actual results may differ  Transaction highlights  Credit Suisse’s Securitized Products Group (SPG) is a full-service, vertically integrated credit solutions provider  Credit Suisse entered into a framework and exclusivity agreement to transfer SPG to an investor group led by Apollo Global Management and PIMCO  Forms a key part of Credit Suisse’s strategic shift towards a more stable, less capital intensive, and advisory-focused model  Designed to release capital and achieve significant risk reduction for the Group  Under the proposed transaction, Apollo would acquire the majority of SPG’s assets and enter into an asset management agreement to manage the residual assets on Credit Suisse’s behalf  Subject to final agreement, anticipated during 4Q22; transaction expected to close in 1H23  Transfer of the Securitized Products Group  Investment Bank  Capital  Cost

 31  Establish Non-Core Unit to release capital  Governance  Key Priorities  Structure  Non-Core Unit incorporates Asset Resolution Unit  Experienced team with a track record of winding down assets while maintaining strong controls  Accelerate reduction of assets to release capital and reduce risk  Eliminate related operating costs  Simplified risk management and governance structure  Transparency for stakeholders via dedicated segment reporting  Note: Historical information presented according to the new divisional structure is a preliminary estimate based on management accounts and subject to change1 Non-Core Unit financials including Asset Resolution Unit 2 Adjusted net revenues, total operating expenses and pre-tax income  Net revenues  USD 0.2 bn  9M22 Financials1,2  Total operating expenses  USD 1.8 bn  Pre-tax income  USD (1.7) bn  RWA  USD 35 bn  Leverage exposure  USD 132 bn  Investment Bank  Capital  Cost

Investment Bank
Capital
Cost

Non-Core Unit Composition

Asset composition

Illustrative, as of 3Q22 in USD bn


35
6
Operational Risk
4
4
4
15
4
Risk-weighted assets
132
30
14
20
45
23
Leverage exposure
Equities
Rates & FX
Fixed Income Trading
Loans
Other
Equity swaps
Interest rate swaps, cross currency swaps, options, swaptions
Credit, Emerging Markets, Corporate Derivatives
Corporate Bank, Emerging Markets
Minority Interest Investments
Legacy Life Finance business

NCU highlights and key metrics

- 50% of the Investment Bank's Emerging Markets RWA exposure transferred to the Non-Core Unit
- Fair Value Level 3 assets of USD ~4 bn or ~40% of the Group
- Average portfolio duration 4-5 years
- Excluding Operational Risk, the portfolio is comprised of ~85% Credit Risk and ~15% Market Risk RWA

32

Note: Historical information presented according to the new divisional structure is a preliminary estimate based on management accounts and subject to change

CREDIT SUISSE

Investment Bank
Capital
Cost

Accelerated wind down of Non-Core Unit

Risk-weighted asset progression[1] Illustrative, in USD bn


Lower by ~(60)% ex. Operational Risk
Operational Risk
35
6
~25
6
~20
6
~17
6
3Q22
2023
2024
2025 Target

Leverage exposure progression Illustrative, in USD bn


Lower by ~(55)%
132
~92
~71
~61
3Q22
2023
2024
2025 Target

Expected by 2025

Release USD ~2.5 bn of capital[2]

Reduction in adjusted pre-tax loss from USD ~2.2 bn[3] in 2022 to USD ~1.3 bn in 2025

Further management actions to reduce costs

Note: Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of October 27, 2022. Actual results may differ. Historical information presented according to the new divisional structure is a preliminary estimate based on management accounts and subject to change 1 Pre-Basel III reforms 2 Aspiration based on 13.5% of RWA 3 9M22 adjusted pre-tax income annualized

33

CREDIT SUISSE

Investment Bank
Capital
Cost

Targeting Group CET1 ratio of >13.5% pre-B3R in 2025

Illustrative CET1 ratio development
In %


12.6%
~1.4%
~14.0%
Target >13.5%
CET1 ratio targeted to remain at least 13.0% pre-B3R through transformation[3]
Minimum requirement of 10.2%[4]
3Q22
Capital raises
Illustrative CET1 ratio post capital raises
Securitized Products exposure reduction and other divestments
Core capital generation
CRU capital usage[1]
Restructuring
Other capital uses[2]
2025 pre-B3R

Note: Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of October 27, 2022. Actual results may differ 1 Including Securitized Products profitability and Non-Core Unit 2 Includes dividend accrual and contingencies 3 From 2023 through 2025 4 As of 3Q22 inclusive of the lower Pillar 1 requirement due to the lower Swiss Market Share related capital surcharge (effective since June 30, 2022) and the lower leverage exposure related capital surcharge (effective from September 30, 2022), as well as Supply Chain Finance Fund related Pillar 2 capital add-on and Swiss CCyB introduced in Sep 2022

34

CREDIT SUISSE

Investment Bank
Capital
Cost

Regulatory capital inflation significantly reduced by our strategic actions

Estimated RWA increase from Basel III reforms

In CHF bn


~(60%)
Net impact
~35 - 40
Standardized Operational Risk
<5
R-IRB
<5
FRTB CVA
10
FRTB
~10-15
2020 Investor Day guidance for FY2024
R-IRB
5
FRTB CVA
2
FRTB
15
Standardized Operational Risk
(7)
Net impact
~15
Current guidance for FY2024

Basel III reform impact

- Reduced CVA impact primarily driven by exposure reduction
- Reduced Operational Risk RWA impact from Group strategic actions since 2020
- B3R CET1 ratio go-live impact of ~70 bps

Note: Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of October 27, 2022. Actual results may differ

35

CREDIT SUISSE

Investment Bank
Capital
Cost

Initiated CHF ~2.5 bn cost reduction program

Group cost base[1]
in CHF bn


Excluding impact of SP and other divestments
~17.0
~16.5-17.0
~(1.2) bn
~(2.5) bn
15.8
~14.5
2022 guidance at 4Q21
2022 guidance at 2Q22
2023 target
2025 target

Full Time Employees[2]


~(17)%
52k
~43k
9M22
2025

Clear visibility on 2023 cost reduction[2]

Actions already mandated represent 2/3rd of 2023 savings:

- 2,700 FTE reduction or 5% of FTE base already underway
- 50% reduction on consultancy spend initiated in 2H22
- 30% reduction in contractor spend initiated in 2H22
- On track for estimated CHF 200 mn technology and operations exit cost savings in 2022

1 Adjusted operating expenses at constant 2022 FX rates and on constant perimeter, before impact of Securitized Products transaction and other divestments 2 Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of today. Actual results may differ

36
CREDIT SUISSE

 Relentless focus on driving down our cost base through key transformation initiatives  37  Reshaped Investment Bank enables direct cost reduction and rationalization of related Group infrastructure  Descoping of unprofitable activities with more focused business footprint, reduced legal entities, reduced IT spend on non-core businesses  Reduction of internal services and non-revenue producing roles and lower complexity of governance and processes  Non-Core Unit rundown and business descoping  Workforce management  Organizational simplification   Efficiency savings to support strategic investments in business, technology and people  Risk management controls and standards continue to be prioritized   Improved mix of near/offshored resourcing, and optimized combination of in/outsourcing  Shift to more optimized ‘spans and layers’ with improved seniority mix  30% reduction in contractor spend initiated in 2H22  Simpler organizational structure with aim to eliminate duplication, improve productivity  Remove complex and manual processes, supported by continued digitalization program  2,700 FTE reduction or 5% of FTE base already underway. Full financial impact will be reflected in 2023  Third-party cost management  Reset spend on all third parties including consultancy, market data, legal and property  Outsourced procurement model to achieve market leading pricing   50% reduction on consultancy spend initiated in 2H22  Investment Bank  Capital  Cost

Investment Bank
Capital
Cost

Restructuring charges and impairments

Estimated total restructuring charges, software and real estate impairments vs. cost savings in CHF bn


2.9
2.5
Total restructuring charges, software and real estate impairments 4Q22-2024
Cost savings[1] by 2025

Estimated upfront costs to execute our strategy
in CHF bn


~48 bps CET1 ratio impact[2]
3.7
Impairment of Deferred Tax Assets
Restructuring charges, software and real estate impairments
0.3
1.6
1.0
3Q22
4Q22
2023
2024

Note: Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of October 27, 2022. Actual results may differ 1 Adjusted operating expenses at constant 2022 FX rates and on constant perimeter, before impact of Securitized Products transaction and other divestments 2 Relates to CHF 2.0 bn write off of DTA timing differences

38
CREDIT SUISSE

 We are targeting a core RoTE of >8% and a Group RoTE of ~6% by 2025  39  Group Return on Tangible Equity  Illustrative development, based on CHF  Note: Results excluding certain items in our reported results are non-GAAP financial measures. See the appendix of this presentation for detailed information and defined terms as well as important presentation and other information relating to non-GAAP financial measures. Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of today. Actual results may differ 1 Estimate based on 2025 tax rate and 2025 average tangible shareholders equity 2 Including Securitized Products, other divestments impact and provisions for credit losses 3 Core includes Group returns, ex-NCU and Securitized Products  ‡   ‡   ‡   ‡   1  In the medium-term, our new business mix will support higher Group RoTE  2  ‡   3  Wealth Management, Swiss Bank and Asset Management to benefit from rising rates and business growth  Capital Markets and Advisory revenue normalization

We are focused on the disciplined execution of our strategy

Restructure the Investment Bank

Target Investment Bank capital reduction[1] of ~40% from wind-down of the Non-Core Unit and capital release from Securitized Products

Ambition to attract external capital in CS First Boston

Strengthen and reallocate capital

Capital raises with gross proceeds of CHF ~4.0 bn leading to a pro forma CET1 ratio of ~14.0%

Capital Release Unit and other divestments to release CHF >5 bn of capital by 2025

Accelerate cost transformation

Relentless focus on driving down our cost base by CHF ~2.5 bn

Our 2025 Financial Targets

Returns

- Core Return on Tangible Equity‡ >8%
- Group Return on Tangible Equity‡ ~6%

Capital

- CET1 ratio[2] >13.5% in 2025
- CET1 ratio[2] through transformation[3] at least 13.0%
- Nominal dividend 2022-2024; meaningful distribution from 2025 onwards

Costs

- 2023 Group cost base[4] CHF 15.8 bn
- 2025 Group cost base[4] CHF ~14.5 bn

Note: Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of October 27, 2022. Actual results may differ 1 Based on RWAs excluding Basel III reforms 2 Pre-Basel III reforms 3 From 2023 through 2025 4 Adjusted operating expenses at constant 2022 FX rates and on constant perimeter, before impact of Securitized Products transaction and other divestments

40

CREDIT SUISSE

Appendix

 Notes  42  General notes  Throughout this presentation rounding differences may occur  Results excluding certain items included in our reported results are non-GAAP financial measures  Our cost base target is measured using adjusted operating expenses at constant 2022 FX rates and on constant perimeter, before impact of Securitized Products transaction and other divestments  Unless otherwise noted, all CET1 capital, CET1 ratio, CET1 leverage ratio, Tier 1 leverage ratio, risk-weighted assets and leverage exposure figures shown in these presentations are as of the end of the respective period  Specific notes  † Regulatory capital is calculated as the average of 13.5% of RWA and 4.25% of leverage exposure and return on regulatory capital, a non-GAAP financial measure, is calculated using income/(loss) after tax and assumes a tax rate of 25% from 2020 onward. For the Investment Bank, return on regulatory capital is based on US dollar denominated numbers. Return on regulatory capital excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology. Adjusted return on regulatory capital excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology.  ‡ Return on tangible equity, a non-GAAP financial measure, is calculated as annualized net income attributable to shareholders divided by average tangible shareholders’ equity. Tangible shareholders’ equity, a non-GAAP financial measure, is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet.  Abbreviations  AFG = Asia Pacific Financing Group; APAC = Asia Pacific; avg = average; B3R = Basel III Reform; BCBS = Basel Committee on Banking Supervision; BIS = Bank for International Settlements; bn = billion; bps = basis points; CCyB = Countercyclical buffer; CET1 = Common Equity Tier 1; CHF = Swiss Franc; CRU = Capital Release Unit; CS = Credit Suisse; CtB = Change the Bank; CVA = Credit Valuation Adjustment; EEA = European Economic Area; EM = Emerging Markets; EU = European Union; FINMA = Swiss Financial Market Supervisory Authority FINMA; FinSA = Swiss Federal Act on Financial Services; FRTB = Fundamental review of the trading book; FTE = Full-time equivalent; FX = Foreign Exchange; GAAP = Generally Accepted Accounting Principles; GDP = Gross Domestic Product; GTS = Global Trading Solutions; IB = Investment Bank; IRB = Internal ratings-based; k = thousand; LE = Leverage exposure; mn = million; NCU = Non-Core Unit; OpRisk = Operational Risk; PCL = Provision for credit losses; RoRC = Return on Regulatory Capital; RoTE = Return on tangible equity; RWA = Risk-weighted assets; SP = Securitized Products; vs. = versus; UK = United Kingdom; USD = United States Dollar; WM = Wealth Management

 Footnotes are an integral part of this presentation. See slides • in the appendix of this presentation for detailed information, including important presentation and other information relating to non-GAAP financial measures, and defined terms.   43

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Reto Hösli
Reto Hösli
Director

/s/ Annina Müller
Annina Müller
Date: October 27, 2022		Vice President